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SECURITIES AND EX
Washing

06004145

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49075

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2006
WASH. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Odd Lot Execution Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Alghini (312) 663-8700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

ODD LOT EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2005

AVAILABLE FOR PUBLIC INSPECTION

ODD LOT EXECUTION SERVICES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

REPORT OF INDEPENDENT ACCOUNTANT

To the Members
Odd Lot Execution Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Odd Lot Execution Services, LLC as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Odd Lot Execution Services, LLC as of December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

Faircloth & Associates, LLC

Chicago, Illinois
February 28, 2006

AFFIRMATION

I, Matthew Alghini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Odd Lot Execution Services, LLC as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Matthew Alghini, Manager

Notary Public

OFFICIAL SEAL
CAMILIA V CHARLES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/22/08

EXHIBIT A

ODD LOT EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Amounts receivable from broker-dealers	$	136,334
Exchange deposits (Note 4, Note 11)		122,664
CHX Holdings Stock (Note 5)		43,500
Other assets		501
Total Assets	$	302,999

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payable to bank	$	1,437
Accounts payable and accrued liabilities		48,235
Payable to withdrawing members (Note 11)		85,000
Total Liabilities	$	134,672
Commitments and contingent liabilities (Note 6)		
Members' equity		168,327
Total Liabilities and Members' Equity	$	302,999

The accompanying notes are an integral part of this financial statement.

ODD LOT EXECUTION SERVICES, LLC

Notes to Financial Statements
December 31, 2005

NOTE 1 - ORGANIZATION

Odd Lot Execution Services, LLC is a partnership formed in May 1979 and reorganized in 1998 as a limited liability company. As explained in Note 6 the Company is considered a "member" of the Chicago Stock Exchange and is registered as such with the Securities and Exchange Commission. The Company does not carry customer accounts as defined in Rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned are recorded at market value on trade date.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code, the Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for CHX Holdings, Inc. stock, are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - EXCHANGE DEPOSITS

Odd Lot Execution Services, LLC is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2005 there were the following balances in its deposit accounts.

National Securities Clearing Corporation	
Clearing Fund deposit	$112,664
Depository Trust Company	10,000
Total Exchange Deposits	$112,664

NOTE 5 - CHX HOLDINGS, INC. STOCK

The Company was formerly a member of the Chicago Stock Exchange. Effective February 9, 2005, following regulatory approval, the Chicago Stock Exchange effected a plan of demutualization to change the organizational structure to a for-profit, wholly owned subsidiary of CHX Holdings, Inc. All CHX memberships were extinguished as part of the demutualization transactions.

The Company owns 4,000 shares of CHX Holdings, Inc. common stock with an aggregate market value of $120,000 at December 31, 2005. CHX Holdings, Inc. common stock is subject to limitations on transfer, ownership and voting. The Shares of CHX Holdings, Inc. represent ownership rights but do not confer rights to provide access to the Exchange and its trading systems (See Note 6).

NOTE 6- COMMITMENTS AND CONTINGENT LIABILITIES

The Company holds four trading permits which provide access to the Chicago Stock Exchange and its trading systems, as well as to other market places through the Intermarket Trading System and other intermarket connections. Persons holding CHX trading permits are considered "members" of the CHX for purposes of the Securities Exchange Act of 1934 and are characterized as participants subject to the regulatory jurisdiction of the Exchange.

Each trading permit is effective for one year following the issuance date and are renewable for an additional one-year term on each anniversary of the issuance date. A trading permit may not be sold, leased or otherwise transferred except between nominees within the same participant firm. The trading permits are subject to an annual fee of $6,000 for each permit payable in equal monthly installments.

The Company has filed a lawsuit in Illinois state court against the Chicago Stock Exchange, Inc.(the "Exchange"), asserting various claims arising from the Exchange's design, development and lease of an odd lot inventory system for the Company. The parties engaged in brief settlement negotiations at the end of 2004. However, those negotiations were not fruitful. The parties have not discussed settlement further.

If the Company does not prevail on its claims, its losses would equal its out-of-pocket costs and attorneys' fees incurred in pursuing the lawsuit. Additionally, according to certain provisions of the Exchange's By-laws and Rules, if the Company does not succeed on its claims, it could be required to pay the reasonable expenses, including attorneys' fees, incurred by the Exchange to defend against the lawsuit if those expenses exceed $50,000.

NOTE 7 - SUBSEQUENT EVENT - CHICAGO STOCK EXCHANGE TRADING PERMITS

The Company operated as an odd lot dealer on the Chicago Stock Exchange. In March, 2005, the Company ceased operations and relinquished the odd lot dealer rights to another firm.
In 2006, upon the anniversary of the issuance of trading permits (Note 6) the Company declined to renew the trading permits thus effectively withdrawing as a "member" of the Chicago Stock Exchange.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the Statement of Financial Condition.

NOTE 9 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $123,506 under these rules; this amount exceeded the minimum by $23,506 at December 31, 2005.

NOTE 10 - PROFIT SHARING PLAN

The Company had a defined contribution profit sharing plan covering all eligible employees, as defined. Contributions were at the discretion of management. There was no Company contribution for 2005, and the plan was terminated following cessation of activities on the Chicago Stock Exchange.

NOTE 11 - EQUITY INTEREST

In 2004 two members of Odd Lot Execution Services, LLC expressed their desire to voluntarily withdraw from the Company; the ownership interest of these two members were 20 per cent and 10 percent respectively. Capital withdrawals are subject to the provisions of Chicago Stock Exchange rules. The Chicago Stock Exchange denied permission to redeem the ownership interests of these two members until the firm met certain condition which it did in 2005.

The Company adopted a plan for the withdrawal of these two members; the withdrawing members are to receive cash and other assets with an aggregate value of $215,990. The equity of the Company was reduced by approximately $215,990 as the plan of withdrawal was adopted.

Amounts totalling $85,000 remain to be paid and are recorded as a liability. The Company anticipates satisfying this obligation by drawing down the Exchange deposits maintained with the National Securities Clearing Corporation and the Depository Trust Company (Note 4). The Company expects these deposits to be returned following the withdrawal of the Company from "member" status in the Chicago Stock Exchange (Note 7).

Members in the Odd Lot Execution Services, LLC and their respective equity interests at December 31, 2005 were as follows:

Mr. Ronald Alghini	60.176%
Cardinal Financial Company, LLC	25.811
Phillips Family Trust	14.013
	100.000%

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations.

In view of these matters, realization of a major portion of the assets in the accompanying Statement of Financial Condition is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its capital requirements, and the success of its future operations.